Exhibit 3.2

CERTIFICATE OF AMENDMENT TO

RESTATED CERTIFICATE OF INCORPORATION OF

IMPERVA, INC,

Imperva, Inc., a corporation organized and existing under and by virtue of the laws of the State of Delaware (the “Corporation”), pursuant to the provisions of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY that:

FIRST: The name of the Corporation is Imperva, Inc.

SECOND: The date on which the Certificate of Incorporation of the Corporation was originally filed with the Secretary of State of the State of Delaware was April 10, 2002, under the name of WebCohort Inc.

THIRD: The Board of Directors of the Corporation adopted a resolution setting forth a proposed amendment to the Restated Certificate of Incorporation, declaring said amendment to be advisable and in the best interests of the Corporation and its stockholders, and authorizing the appropriate officers of the Corporation to solicit the approval of the stockholders therefor, which resolution setting forth the proposed amendment is as follows:

RESOLVED, that Section A of Article IV of the Restated Certificate of Incorporation of the corporation be amended to read in its entirety as follows:

“A. Authorization of Stock. This corporation is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares that this corporation is authorized to issue is seventy-one million, five hundred sixty six thousand, one hundred one (71,566,101). The total number of shares of common stock authorized to be issued is fifty million (50,000,000), par value $0.0001 per share (the “Common Stock”). The total number of shares of preferred stock authorized to be issued is twenty-one million five hundred sixty-six thousand, one hundred one (21,566,101), par value $0.0001 per share (the “Preferred Stock”), of which four million six hundred sixty six thousand six hundred sixty-seven (4,666,667) shares are designated as “Series A Preferred Stock” and eight million, fifty-seven thousand, three hundred thirty-five (8,057,335) shares are designated as “Series B Preferred Stock,” five million, five hundred sixty-seven thousand, ninety-nine (5,567,099) shares are designated as “Series C Preferred Stock” and three million, two hundred seventy-five thousand (3,275,000) shares are designated as “Series D Preferred Stock.”

FOURTH: That thereafter said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law by written consent of the stockholders holding the requisite number of shares required by statute given in accordance with and pursuant to Section 228 of the General Corporation Law of the State of Delaware.

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IN WITNESS WHEREOF, this Certificate of Amendment to Restated Certificate of Incorporation has been executed by a duly authorized officer of the Corporation on this 25th day of October, 2010.

/s/ Shlomo Kramer
Shlomo Kramer, President